AEM SPA

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SES/568/2003/AG/db

BY COURIER

03045508

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

December 19, 2003

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press release issued today, regarding Aem S.p.A. Company Calendar for 2004.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

PROCESSED
JAN 13 2004
THOMSON FINANCIAL

Antonella Giacobone
Company Secretary

Encl.

dlw 1/7

AEM SPA
20122 Milano - Corso di Porta Vittoria, 4 - Tel. 027720.1 - Fax 027720.3920 - Telex 334170
Capitale Sociale € 936.024.648 i.v. - Codice fiscale, Partita IVA e numero di iscrizione nel Registro Imprese di Milano 11957540153
Codice V.A.T. IT 11957540153 - Internet: http://www.aem.it - e-mail: info@aem.it

Cod. 5968117 - 6/2003

PRESS RELEASE

AEM S.P.A. COMPANY CALENDAR EVENTS FOR 2003

Milan, 19 December 2003 herewith please find the calendar for the principal company events in 2004 for Aem S.p.A.:

- *16 March 2004*

  Board of Directors meeting for the approval of the draft financial statements for Aem S.p.A. and the consolidated financial statements for the Aem Group as at 31 December 2003.
- *28 April 2004 (1st call) – 5 May 2004 (2nd call)*

  Shareholders' meeting for the approval of the financial statements as at 31 December 2003.
- *28 April 2004*

  Board of Directors meeting for the approval of the 1st quarter operating results as at 31 March 2004.
- *10 September 2004*

  Board of Directors meeting for the approval of the 1st semester operating results as at 30 June 2004.
- *28 October 2004 (1st call) – 4 November 2004 (2nd call)*

  Shareholders' meeting in order to inform and notify shareholders on the current financial progress and future of the company in terms of the second paragraph of Article 12 of the Articles of Association.
- *9 November 2004*

  Board of Directors meeting for the approval of the 3rd quarter operating results as at 30 September 2004.

The draft and consolidated financial statements for 2003 and the 1st semester operating results for 2004 will be made available within the limits prescribed in the second paragraph of Article 82 of the Issuers Regulations; as a consequence Aem S.p.A. will be exonerated from the need to publicise the 4th quarter 2003 and the second quarter 2004 operating results.